May 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Cecilia Blye, Office of Global Security Risk
Pradip Bhaumik, Office of Global Security Risk Suzanne Hays, Division of Corporation Finance

Re:	Sanofi
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed March 7, 2018
File No. 1-31368

Ladies and Gentlemen:

Sanofi, a French corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated May 3, 2018 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

The Commission has asked that the Company respond to the Commission’s request for information in the Comment Letter within 10 business days. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond within 20 business days in France, or on or before June 4, 2018. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s request for information.

If you have any questions regarding the foregoing, please contact the undersigned at +33 (0) 1 53 77 48 98.

Very truly yours,

SANOFI

By:	/s/ Alexandra Roger
Name:	Alexandra Roger
Title:	Head of Securities Law and Capital Markets